SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of November, 2002

Commission File Number 1-15194

COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV
(Exact name of registrant as specified in its charter)

American Beverage Company-AMBEV
(Translation of Registrant's name into English)

Avenida Maria Coelho Aguiar, 215, Bloco F, 6(o) andar
05804-900 Sao Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

                    AMBEV REPORTS THIRD QUARTER 2002 RESULTS

     Sao Paulo,  November  11, 2002 - Companhia  de Bebidas das Americas - AmBev
[NYSE: ABV, ABVc and BOVESPA:  AMBV4,  AMBV3],  the world's fifth largest brewer and Brazil's leading beverage company, today announced its results for the third quarter 2002 (3Q02). The following financial and operating  information,  unless otherwise  indicated,  is presented  on a  consolidated  basis in nominal  Reais pursuant to Brazilian Corporate Law. Comparisons, unless otherwise stated, refer to the third quarter of 2001 (3Q01).

     Comments from Marcel Telles, Co-Chairman of AmBev's Board of Directors:

"EBITDA in the third  quarter  rose  59.7%,  faster  than the growth rate in the previous two quarters.  We achieved significant revenue growth in real terms and reduced  costs in nominal  terms  despite  inflation of 7.93%.  We realized cost savings of R$29  million  this quarter and remain  committed  to  delivering  an additional R$71 million in the fourth quarter.  We reiterate 2003 cost reduction in the range of R$150-200 million.

     More importantly,  our management team is once again proving its ability to create  value even in  difficult  times by both  innovative  investments  in our brands and enhancing distribution efficiencies.  On the treasury side, the right steps were taken to protect  the Company  from  political  uncertainty  and U.S.
dollar exposure.  Our track record of operating in unfavorable macro conditions, as well as the defensive nature of our business,  make us cautiously  optimistic about 2003."

OPERATING PERFORMANCE BY BUSINESS SEGMENT

Brazilian Beer Business

     Top line growth and cost cutting efforts drove profitability  higher in the
Brazilian  beer  segment  this  quarter.  With volumes up 2.5% and net sales per hectoliter up 12.2%,  net sales rose 15.1% to R$1,273.5  million from  R$1,106.6 million in the same period last year. The  double-digit  growth in net sales per hectoliter,  which  reached  R$93.3  in the  quarter,  was  mainly  due to price adjustments  that took  place in  October  2001 to  reflect  the cost  impact of currency  devaluation.  Direct distribution also caused net sales per hectoliter to rise. This quarter,  direct sales accounted for 25.8% of total Brazilian beer volumes,  compared to 25.5% in same  period last year.  The shift in mix towards returnable 600 ml bottles negatively impacted net sales per hectoliter since per liter prices are below those of one way formats  despite having higher  margins.
Returnable  600 ml bottles  represented  68.2% of the beer sales mix compared to
68.0% in the third quarter of 2001.

 Beer Brazil 3Q02 Highlights

Sales Volume                +2.5%
Net Sales/hl                +12.2%
Gross Profit                +31.7%
EBITDA                      +45.5%
EBITDA/hl                  +41.9%
EBITDA margin               43.3%
                           +910 bps

     Market share in September reached 70.1% from 67.8% in June 2002 as a result of our POS execution and the continuous investment in our brands. Also, industry discount levels, mainly in supermarkets, were curtailed. In September, the price gap between AmBev's brands and the low priced brands  continued to narrow across all  channels  following  the impact of the  currency  devaluation  on  industry production costs.

     Volumes of our super-premium brand, Bohemia,  increased 65% in the quarter, reaching 1.9% market  share.  We continue to roll out our  proprietary  sub-zero coolers. As of September 30, 2002, 105,000 coolers had already been installed at strategic  points of sale and we expect to place  10,000  additional  coolers by year end.  Those  coolers  are  proving  to be a powerful  tool for our  revenue management and per capita growth strategies.

     Cost of goods  sold per  hectoliter  excluding  depreciation  fell 5.5% and reached R$32.6.  This was mainly a result of our strategy to hedge dollar-linked costs such as aluminum cans, malt and hops. The implicit  average  exchange rate in our costs this quarter was  R$2.45/US$,  compared to R$2.55/US$ in 3Q01.  Per hectoliter costs also declined this quarter since supplier terms improved. Also, manufacturing  productivity  in the  quarter  rose by 6.9%  compared to the same period last year.

     Selling, general and administrative expenses reached R$352.4 million in the quarter,  12.1% higher than the R$314.4  million  registered  in the same period last year.  This  increase was due to the  expansion of our direct  distribution network and non-recurring  projects such as the Shared Services Center and other
IT  initiatives.  Total  non-recurring  SG&A charges in the quarter  amounted to approximately R$10.0 million.  Additionally,  depreciation and amortization rose
64.1% due to continued  investment  in direct  distribution  and  sub-zero  beer cooler placements.

     EBIT was R$410.2 million, 54.9% higher when compared to the R$264.8 million registered  in the third  quarter of 2001.  EBIT  margin was 32.2%,  compared to
23.9% last year.

     Finally, EBITDA grew 45.5%, reaching R$551.3 million. EBITDA margin rose by
9.1  percentage  points to 43.3% in the third  quarter of 2002.  Brazilian  beer
EBITDA accounted for 88.6% of total  consolidated  EBITDA,  compared to 97.3% in the third quarter of 2001.

Soft Drinks

     Net sales per  hectoliter  grew  18.7% in the  quarter to R$60.9 due to the combined effect of price increases,  a positive shift in mix towards core brands
Guarana Antarctica and Pepsi Trademark and more direct sales which reached 46.3%
of  volume  compared  to 44.6%  in the  year-ago  quarter.  AmBev  continued  to successfully close its price gap with the market leader. These efforts have been enhanced by Pepsi Twist,  which has 0.5% market share  despite  availability  in single  serves only,  that account for less than 30% of the market.  Pepsi Twist launched a 2-liter PET package in selected markets during the month of August.

     Net sales per  hectoliter  growth was partially  offset by a contraction in the Brazilian  soft drink market since our market share was marginally up versus the prior quarter (16.6% in September 2002 compared to 16.3% in June 2002).

       Soft Drink 3Q02 Highlights

Guaraná + Pepsi (vol)                 Flat
Total CSD volume                    (8.0%)
Net Sales/hl                        +18.7%
Gross Profit                        +55.1%
EBITDA                             +286.5%
EBITDA/hl                          +320.1%
EBITDA margin                        21.4%
                                +1,530 bps

     Cost of goods sold per  hectoliter,  excluding  depreciation,  fell 2.6% to
R$33.6, mainly driven by the positive effect of our  dollar-linked-hedged  costs such as aluminum cans and one-way plastic  bottles.  Cans sales rose to 26.1% of our mix compared to 23.9% in the same period last year, partially offsetting the positive trends on the cost side, but at a higher margin.

     Selling,  general and administrative  expenses were 1.8% below last year at
R$67.9 million,  despite inflation of 7.9% in the last twelve months,  according to IPCA-Fipe. This decline is primarily due to our overall cost cutting efforts, which also affected soft drinks.

     EBIT for the segment  this quarter was R$34.4  million  compared to an EBIT loss of R$3.4 million last year.  EBITDA was R$52.8  million  compared to R$13.7 million  in the third  quarter of 2001.  EBITDA  margin  reached  21.4% and soft drinks segment EBITDA represented 8.5% of the consolidated total.

International Beer Business

     Consolidated volumes from our international  operations rose 29.6% over the same  period  last  year.  Consolidated  EBITDA was  US$1.2  million,  flat when compared to the  year-ago  quarter  despite the  difficult  environment  in most countries where we operate.  Operations in Uruguay and Paraguay accounted for an
EBITDA loss of US$0.3 million.

     Beer sales volume in Argentina grew 14.0% in the third quarter and our beer market share in September reached an all-time record of 18.3%, compared to 17.5%
in last June. Net sales per hectoliter  reached  US$16.5,  64.1% below the third quarter of 2001. In Argentine  Pesos,  net sales per  hectoliter  increased from
P$42.5 in 3Q01 to P$98.3 this quarter.

      International Beer Highlights

                        3Q02 3Q01%

Sales volume (000 hl)
Argentina          421       369         +14.0%
Venezuela          340       277         +22.8%
Uruguay             31        19         +61.4%
Paraguay            70         -             -

Net sales per hl (US$/hl)
Argentina         16.5       46.1     -64.1%
Venezuela         45.5       63.4     -28.2%
Uruguay           39.9      197.9     -79.9%
Paraguay          43.3         -          -

     Due to the cost cutting  efforts  made to confront  the economic  scenario,
EBITDA margins  remained stable at 8.6% in the quarter compared to 9.0% in 3Q01.
EBITDA in Argentina reached US$0.6 million.

     Sales  volume in  Venezuela  grew  22.8% in the third  quarter of 2002 when compared to the same period last year. Additionally,  the launch of Brahma Light in the fourth quarter of 2001 and the expansion of direct distribution continued
to drive  positive  volume  trends.  Direct sales  accounted  for 85.1% of total sales,  compared to 58.0% in the year-ago quarter. As of September 30, 2002, our market  share,  according to CAVEFACE,  was 6.8%,  compared to 5.8% in September
2001. In US dollar terms,  net sales per hectoliter  decreased 28.2% to US$45.5.
In local currency,  however,  net sales per hectoliter were B$58.6,  43.1%higher than the B$41.0 in the third quarter of 2001.

     Third quarter EBITDA in Venezuela was US$0.9 million, compared to an EBITDA loss of US$0.6 million in the third quarter of 2001.

Other Products

     Net sales for the third  quarter  of 2002  amounted  to R$67.6  million,  a decrease of 12.4% over the R$77.2 million registered during the same period last year.  EBITDA from this segment was R$14.2 million,  compared to a R$6.0 million
EBITDA loss during the same period last year.

     Net  sales  for  this  segment  in the  third  quarter  were  comprised  of
by-products  from  AmBev's  core  beverage   businesses   (21%);   non-alcoholic
non-carbonated  beverage sales, such as Gatorade,  Marathon,  Lipton Ice Tea and
Fratelli Vita mineral water (39%) and malt sales to third parties (40%).

     The  reason  for the  decline in other  sales was the  removal of  Molson's
Bavaria  brand from our  distribution  network since the beginning of this year.
Sales of  non-carbonated  beverages rose 48%  principally due to the addition of
Gatorade to our portfolio during the first quarter of 2002.

CONSOLIDATED RESULTS

Net Sales

     Net sales during the quarter rose 11.7% to R$1,684.4  million due to strong increases in net sales per hectoliter in the Company's core beer and soft drinks operations in Brazil (12.2% and 18.7%, respectively).

Cost of Goods Sold

     Total cost of goods sold, excluding depreciation, decreased 5.3% to R$681.7 million  in the third  quarter  of 2002.  Raw  material  cost per  hectoliter  -
primarily  composed  of malt and hops for beer and sugar for soft  drinks - rose due to the  growth  of beer  volumes  as a  percentage  of the  total.  Beer raw material  costs per  hectoliter  are  significantly  above those of soft drinks.
Packaging cost per  hectoliter,  for the most part composed of aluminum cans and
PET  bottles,  fell this quarter  because the price of these  dollar-denominated commodities  was lower in Real terms as a result of the implicit  exchange  rate from hedge transactions  (R$2.45 in 3Q02 against R$2.55 in 3Q01). Labor cost per hectoliter  remained  flat when  compared to same period last year.  Other costs decreased  significantly in the quarter,  mainly because improved  manufacturing process  efficiency.  On a per  hectoliter  basis,  total  cost  of  goods  sold excluding depreciation was R$36.7, 6.2% lower than the year-ago quarter.

Operating Expenses

Selling, General and Administrative Expenses

     Selling,  general  and  administrative  expenses  were 2.4%  above the same period last year.  Selling and marketing  expenses  totaled R$153.8  million,  a reduction of 22.1% or R$43.7 million,  of which R$6.7 million was due to a lower percentage of annual  marketing  expenses  being  allocated to this year's third quarter,  compared  to the  year-ago  quarter,  in line with  AmBev's  policy of booking these expenses according to a seasonal volume curve.

     General and administrative expenses rose 17.1% to R$97.6 million due to the implementation  of the new Shared  Services  Center and  information  technology projects  which are expected to enable future cost cutting by  centralizing  and automating operational and administrative functions.

     Depreciation  and  amortization  rose  46.1% to R$92.0  million  due to the continued investment in direct distribution and sub-zero beer cooler placements.

Direct Distribution Expenses

     Direct  distribution  accounted  for 31.7% of total sales volume during the quarter, compared to 29.3% during the same period last year. Direct distribution expenses  were  R$129.0  million  in the  quarter,  or 9.8%  above the  year-ago quarter,  as direct sales volume continued to rise. Direct distribution cost per hectoliter  was  R$21.3  in the  quarter,  compared  to  R$20.5  per  hectoliter registered  in the  year-ago.  This 3.9%  increase is primarily  due to a higher percentage of direct sales to bars and traditional points of sale where on a per hectoliter basis, distribution costs are more expensive; however, sales to these channels are more profitable.

Provision for Contingencies

     Third quarter provisions totaled R$72.4 million. This amount is composed of
R$56.5  million  related  to a dispute  regarding  whether  financial  income is subject to PIS/COFINS tax, R$10.1 million for labor provisions and R$5.8 million for impaired assets and other items.

Other Operating Income, Net

     Net other  operating  income  during  the  third  quarter  totaled  R$126.5 million,  composed of a R$104.3  million  foreign  exchange gain on  investments abroad  (principally  Malting  plants in Argentina and Uruguay whose  functional currency is the US dollar),  and a R$40.2  million gain on financed  sales taxes which were forgiven by the government  (tax  incentives),  and R$8.8 million for other  items.  These  amounts  were  partially  offset by goodwill  amortization
(Antarctica, Cympay, Salus) of R$26.8 million.

Financial Income and Financial Expenses

     AmBev's foreign currency exposure is fully protected by hedge transactions, which involve cash investments in U.S.  dollar-linked assets, as well as the use of swaps and  derivatives.  Additionally,  the company  hedged US$350 million of additional  currency  exposure in connection with the Quinsa  investment,  which will be paid at the closing  date.  In the last 12 months  ended  September  30,
2002,  the Real  depreciated  34.7%  against  the US  dollar.  In the last three months, the US dollar coupon increased from 11.5% p.a. to 26.5% p.a.. Therefore, wide  swings in the  Real/US  dollar  exchange  rate and  interest  rates  cause significant variations in financial income and expenses. However, all short-term variations  as a result of this  volatility  should  be  offset  until the final maturity of each instrument held.

     Different  from  US  GAAP,   under  Brazilian   Corporate  Law  accounting,
liabilities  are carried at historical book value rather than market value while assets are carried at the lower of market value or historical book value.  Thus, our financial income includes a loss of R$732 million since all financial assets are marked to market as of  September  30,  2002.  Since the Company  intends to carry these assets to maturity,  this loss will be reverted  over time.  Had the company been able to reflect its liabilities at market value, as is the norm for
US GAAP,  it would have  realized a gain of R$678  million and the net financial result would have been R$90.5 million.

     Regarding our capital structure, we reiterate our commitment to enhance the
Company's  investment grade credit profile by reducing short term trade finance.
This quarter, we amortized R$897.3 million.

Net Income

     Net income during the quarter reached R$497.4 million,  compared to R$233.1 million during the same period last year. Earnings per ADR were US$0.33 (R$1.29)
in the third  quarter of 2002,  compared to US$0.24  (R$0.60) in the same period last year,  despite the currency  devaluation in the period. Net income was also affected by:

o    Non-Operating Income/Expense

     During the third quarter of 2002,  non-operating  income  amounted to R$9.2 million, composed of a gain of R$18.8 million on asset sales and a loss of R$9.6 million related to other items.

o    Income Tax and Social Contribution

     The amount  provisioned for income tax and social  contribution  during the quarter was a net benefit of R$563.4 million. At the full tax rate of 34%, third quarter  income tax  provision  would have  amounted  to a net benefit of R$27.5 million.  AmBev  realized tax savings  since profits  generated in  subsidiaries abroad are non-taxable in Brazil,  generating a gain of R$502.6  million.  Also, financed  sales taxes which were  forgiven by the  government  (tax  Incentives)
accounted for an additional benefit of R$13.7 million in the quarter.

o   Profit Sharing and Contributions

     For the  three-month  period ended  September  30, 2002,  R$9.5 million was provisioned for employee profit sharing.

o   Minority Interest

     Third quarter  minority  interest  totaled  R$14.8  million,  due to losses generated  in  subsidiaries  that  are  not  wholly  owned  by  AmBev.  This  is principally related to losses in the Argentine and Venezuelan subsidiaries.

RECENT DEVELOPMENTS

AmBev and CabCorp  announced an alliance for Central American and Caribbean beer markets

     On October 24, 2002, AmBev and CabCorp, the main PepsiCo bottler in Central
America,  with  operations in Guatemala,  Honduras,  El Salvador and  Nicaragua,
announced an alliance to jointly explore the Central American and Caribbean beer markets.  The new joint  venture will allow both  companies  to combine  AmBev's production,  marketing  and selling  best  practices  in the beer  segment  with
CabCorp's distribution efficiency and expertise in the Central American beverage market,  thus  leading to a strong  player in the region.  This new company will provide AmBev with low-risk access to the beer industry in that region.

AmBev announced Dividend and Buyback Program Renewal

     On  September  27,  2002,  AmBev  announced  the  approval  by the Board of
Directors  of a dividend  payment  referring  to first half 2002  profits in the amount  of  R$0.39700  per  common  ADR  and  R$0.43670  per  preferred  ADR  to shareholders of record on October 25, 2002.

     Also,  AmBev announced that its Board of Directors  approved the renewal of the R$200 million buyback program of common and preferred shares of AmBev.  This program  is valid  for a period  of 90 days and may be  renewed  for  successive
90-day  periods  in case the  total  amount  approved  is not  reached  over the established  period.  During the period,  AmBev may repurchase up to 327,019,979 common shares and 2,130,359,450  preferred shares,  representing 8.90% and 9.85%
of the respect free float of each class (i.e.  3,674,199,787  common  shares and
21,629,594,499  preferred  shares).  The Board of Directors  also  approved,  in accordance with CVM Instruction  290/98 and 291/98,  the issuance of put options for each class of shares, respecting the limits set for the overall program.

     In the third quarter,  the Company  realized  R$19.1 million of the buyback program, composed of 35.1 million common and 14.9 million preferred shares.

     Statements contained in this press release may contain information which is forward-looking and reflects  management's  current view and estimates of future economic circumstances,  industry conditions, company performance, and financial results.  Any  statements,  expectations,  capabilities,  plans and  assumptions contained in this press release that do not describe  historical  facts, such as statements  regarding the declaration or payment of dividends,  the direction of future  operations,  the  implementation  of principal  operating  and financing strategies  and  capital  expenditure  plans,  the  factors or trends  affecting financial condition,  liquidity or results of operations, and the implementation of the measures required under AmBev's  performance  agreement entered into with the Brazilian Antitrust Authority (Conselho Administrativo de Defesa Economica -
CADE) are  forward-looking  statements  within the  meaning of the U.S.  Private
Securities  Litigation  Reform  Act of 1995 and  involve  a number  of risks and uncertainties. There is no guarantee that these results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions,  industry conditions,  and operating factors. Any changes in such  assumptions or factors could cause actual results to differ  materially from current expectations.

Values may not add due to rounding
* Exludes treasury share of Ambev and CBB

Values may not add due to rounding

Consolidated Statement of Cash Flows R$000	3Q02	3Q01
Cash Flows from Operating Activities		
Net income	**497,437**	**233,134**
Adjustments to reconcile net income to cash provided by operating activities		
Non-cash Expenses (Income)		
Depreciation and amortization	169,124	148,372
Contingencies and liabilites associated with tax disputes, including interest	106,874	(107,667)
(Gain) loss on disposal of PP&E, net	568	(4,957)
Financial charges on long-term debt	1,296,419	208,544
Forex variations and unrealized gain on cash equivalents, maketable securities and swaps.	(836,303)	(92,726)
Deferred income tax (benefit) expense	(609,362)	(50,766)
Foreign exchange holding effect on assets abroad	(88,685)	(32,459)
Amortization of goodwill and intangible assets	26,936	21,146
Negative goodwill on incorporation of subsidiary	(14,843)	-
Minority interest	(14,805)	6,818
(Increase) decrease in assets		
Trade accounts receivable	(10,328)	(72,529)
Sales taxes recoverable	36,862	(61,776)
Inventories	190,273	(36,268)
Prepaid expenses	40,220	76,839
Receivables and other	(96,690)	(85,306)
(Decrease) increase in liabilites		
Suppliers	67,706	42,145
Payroll, profit sharing and related charges	11,190	40,017
Income tax, social contribution, and other taxes recoverable	968	44,683
Cash used for contingencies and legal proceedings	(2,160)	(20,887)
Other	142,287	34,350
Net Cash Provided by Operating Activities	**913,688**	**290,707**
Cash Flows from Investing Activites		
Proceeds on disposal of property, plant and equipment	22,927	6,191
Change in marketable securities	(165,716)	277,029
Restricted deposits for legal proceedings	(16,620)	(32,256)
Payment for purchase of subsidiary, net of cash aquired	(107,391)	6,822
Property, plant and equipment	(133,868)	(114,294)
Payment for deferred asset	(46,091)	(62,090)
Net Cash Provided (Used) in Investing Activities	**(446,759)**	**81,402**
Cash Flows from Financing Activites		
Advances to employees for purchase of shares	2,423	-
Dividends, interest distribution and capital decrease paid	(297)	(141,609)
Repurchase of treasury shares	(19,100)	(5,301)
Increase in debt	77,750	1,219,165
Payment of debt	(897,257)	(355,740)
Change in minority interests	1,485	-
Net Cash Provided (Used) in Financing Activities	**(834,996)**	**716,515**
Forex variations and unrealized gain on cash equivalents, marketable securities and swaps	**811,303**	**92,726**
Subtotal	**443,236**	**1,181,350**
Cash and cash equivalents, beginning of period	3,020,921	659,727
Cash and cash equivalents, end of period	3,464,157	1,841,077
Net increase in cash and cash equivalents	**443,236**	**1,181,350**
Breakdown of cash and cash equivalents		
Cash and cash equivalents	3,464,157	1,841,077
Marketable securities (maturity over 90 days)	330,553	143,048

Values may not add due to rounding

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 12, 2002

COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV

By:	/S/ Luis Felipe P. Dutra Leite
Luis Felipe P. Dutra Leite Chief Financial Officer and Investor Relations

FORWARD-LOOKING STATEMENTS

         Statements contained in this press release may contain information, which is forward-looking and reflects management's current view and estimates of future economic circumstances, industry conditions, company performance, and financial results. Any statements, expectations, capabilities, plans and assumptions contained in this press release that do not describe historical facts, such as statements regarding the declaration or payment of dividends, the direction of future operations, the implementation of principal operating and financing strategies and capital expenditure plans, the factors or trends affecting financial condition, liquidity or results of operations, and the implementation of the measures required under AmBev's performance agreement entered into with the Brazilian Antitrust Authority (Conselho Administrativo de Defesa Econômica – CADE) are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and involve a number of risks and uncertainties. There is no guarantee that these results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.